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                            CERTIFICATE OF AMENDMENT

                                     TO THE

                          CERTIFICATE OF INCORPORATION

                                       OF

                          AQUA VIE BEVERAGE CORPORATION


           Aqua Vie Beverage Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), does hereby certify:

           FIRST: That Paragraph 5(k) of the Designation of Rights of Series B Preferred Shares is amended as to provide as follows:

           (k)  Adjustment Based on Market Success.

           In the event that Common Shares shall have had an average price as defined hereunder of $2.00 per Common Share, then for each $.50 over $2.00, but not over $12.00 per Common Share, then the amount of Common Shares into which these Series B Preferred Shares may be converted shall increase by 25%. Thus at $2.00 or less (unless the conversion Rate is otherwise adjusted as provided above, in which case to reflect the adjusted Conversion Rate), if each Share hereof would be convertible into 1000 shares of Common Stock, then if the average price were $2.50 per Common Share, then the conversion would be 1,250 shares; and at an average price of $12.00 per Common Share, the conversion would be 6,000 Common Shares; likewise, if no other adjustment to the Conversion Rate shall be required, but there shall have been a equivalent reverse split of Common Shares and Series B Preferred Shares of 25 reduced to 1, then the Common price at which the Conversion will be increased would increase proportionately, to a price of $50 per Common share, and for each increase of $12.50 per Common Share, the Conversion of a Series B Preferred Share would be increased 25%, or from 1,000 Common Shares to 1,250 Common Shares, to a maximum of 6,000 Common Shares if the Common Share price shall be $300.00 per Share; likewise, if however there should have been a two for one stock split for Common and Preferred Series B Shares, the price at which the conversion would be increased would be $1.00, and there would be an increased conversion of 25% for each $.25 increase in price.

           (ii) The average price shall be computed by the average between the bid and ask price of the Common Shares for a period of ten days prior to the conversion request on such markets as the Common Shares may be regularly traded, and if there is more than one market, then the average of the markets upon which 75% or more of the Common Shares are traded; if the Common Shares shall not have been trading during said 10 day period, for regulatory reasons or any other reason, then the ten day prior period in which such trading did occur, or the last placement price of $200,000 or more of the Common Shares, or in the event of an acquisition or merger, the merger or acquisition price, whichever is higher. The average price shall be adjusted in the event that there shall be recapitalizations such as a share split. Thus if there should be a reverse share split of common of 10 to 1, then the price at which an increase in conversion would occur under

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section (i) would be $20 per Common Share average price, and the increments would be $5.00, rather than $.50.


           SECOND: That the foregoing amendment was duly adopted by the Board of Directors and stockholders of the Company in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

           THIRD: That the effective date of this Certificate of Amendment shall be on the day it is filed with the Secretary of State.

           IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer this 31st day of August, 1999.


                                             AQUA VIE BEVERAGE CORPORATION

                                             By: /s/ Joseph  J. Wozniak
                                                --------------------------------
                                                Joseph J Wozniak, Vice President
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